Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: CARIFIRENZE

Torino, Milano, 9th May 2007 — Intesa Sanpaolo - upon request of Consob and Borsa Italiana - confirms that it has entered negotiations with Ente Cassa di Risparmio di Firenze for the acquisition of control of Carifirenze. In particular, the Bank confirms that the issues relating to price, a “non-cash” deal and a possible delisting of Carifirenze are parts of terms and conditions which have not yet been defined by the parties so far, as already clarified in the press release issued on 24th April last. Any further development will be duly disclosed to the market.

Investor Relations (Andrea Tamagnini)		Media Relations (Costanza Esclapon)
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